

SECURITI , 02007856 SION
Washington, D.C. ...


SEC MAIL
RECEIVED
PROCESSING
MAY 3 0 2002
SECTION
154
WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 34033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
K. W. BROWN & COMPANY D/B/A K. W. BROWN INVESTMENTS

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 W Linton Blvd., Suite #300
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WENDY BROWN (561) 393-6900
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY LEGEL, CPA
(Name -- *if individual, state last, first and middle name*)

5100 NORTH FEDERAL HIGHWAY, SUITE 409, FT. LAUDERDALE, FL 33308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(05-01)

OATH OR AFFIRMATION

I, KENNETH W. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. BROWN & COMPANY D/B/A K.W. BROWN INVESTMENTS, as of MARCH 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Title



Notary Public


LINDA S. CORDELL
My Comm Exp. 8/31/2003
No. CC 868194
[ ] Personally Known [ ] Other I.D.

This report ** contains (check all applicable boxes):

- * (a) Facing page.
- * (b) Statement of Financial Condition.
- * (c) Statement of Income (Loss).
- * (d) Statement of Changes in Financial Condition.
- * (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- * (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- * (g) Computation of Net Capital.
- * (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- * (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- * (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- * (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

K. W. BROWN & COMPANY D/B/A K. W. BROWN INVESTMENTS

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

TABLE OF CONTENTS

LARRY LEGEL, CPA

Practice Concentrating in
Taxation and Securities

5100 N Federal Highway, #409
Ft. Lauderdale, FL 33308

954-493-8900 Office
954-493-8300 Fax
e:mail: LarryLegel@aol.com

INDEPENDENT AUDITOR'S REPORT

Stockholders
K. W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

I have audited the accompanying balance sheet of **K.W. Brown & Company D/B/A K. W. Brown Investments** as of March 31, 2002 and 2001, and the related statements of income and retained earnings, changes in stockholders' equity, cash flow, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K.W. Brown & Company D/B/A K. W. Brown Investments as of March 31, 2002 and 2001, and the results of its operations and its cash flow for the years then ended, in conformity with accounting principles generally accepted in the United States applied on a consistent basis.

LARRY LEGEL



Certified Public Accountant

May 28, 2002
Fort Lauderdale, Florida

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

BALANCE SHEET

MARCH 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash	$214 780	$286 985
Commissions receivable	142 404	101 160
Inventory of securities owned	167 772	22 340
Income taxes receivable	-0-	-0-
Total current assets	524 956	410 485
REAL ESTATE, FURNITURE AND EQUIPMENT, NET	97 181	144 362
Total assets	$622 137	$554 847

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Accounts payable	$ 26 641	$ 69 689
Accrued expenses	166 432	89 822
Margin account	86 090	-0-
Contingent litigation expense liability	-0-	30 000
Contingent arbitration award liability	60 000	60 000
Income taxes payable	-0-	6 653
Total current liabilities	339 163	256 164
STOCKHOLDERS' EQUITY:		
Common stock - $5.00 par value; 100 shares Authorized, issued and outstanding	500	500
Additional paid-in capital	199 485	199 485
Retained earnings	82 989	98 698
Total stockholders' equity	282 974	298 683
Total liabilities and stockholders' equity	$622 137	$554 847

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF INCOME AND RETAINED EARNINGS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
GROSS REVENUES	$2 562 294	$2 904 963
EXPENSES	2 584 420	2 867 049
INCOME (Loss) BEFORE INCOME TAXES	(22 126)	37 914
PROVISION FOR (Reduction in) INCOME TAXES	(6 417)	7 941
NET INCOME (Loss)	(15 709)	29 973
RETAINED EARNINGS - Beginning of year	98 698	68 725
RETAINED EARNINGS - End of year	$ 82 989	$ 98 698

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance - March 31, 1999	100	$ 500	$199 485	$123 794	$323 779
Net income (loss) for the year ended March 31, 2000	—	—	—	(55 069)	(55 069)
Balance - March 31, 2000	100	500	199 485	68 725	268 710
Net income for the year ended March 31, 2001	—	—	—	29 973	29 973
Balance - March 31, 2001	100	500	199 485	98 698	298 683
Net income (loss) for the year ended March 31, 2002	—	—	—	(15 709)	(15 709)
Balance – March 31, 2002	100	$ 500	$199 485	$ 82 989	$282 974

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CASH FLOW

AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
CASH FLOW FROM OPERATING ACTIVITIES:		
Gross revenues received	$2 562 294	$2 904 963
Salaries paid	1 535 761	958 602
Broker commissions paid	84 825	679 973
Other expenses	858 835	934 939
Cash used in operating activities	2 479 421	2 573 514
Net cash flow (used in) operating activities	82 873	331 449
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment and leasehold improvements	19 663	167 784
Cash disbursed in investing activities	19 663	167 784
Net cash flow from (used in) investing activities	(19 663)	(167 784)
CASH FLOW FROM FINANCING ACTIVITIES:		
Interest and dividends	10 017	26 287
Decrease (Increase) in inventory	(145 432)	36 539
Cash provided by (used in) financing activities	(135 415)	62 826
Net cash flow from (used in) financing activities	(135 415)	62 826
INCREASE (DECREASE) IN CASH	(72 205)	226 491
CASH AT BEGINNING OF YEAR	286 985	60 494
CASH AT END OF YEAR	$ 214 780	$ 286 985

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CASH FLOW (CONTINUED)

AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
RECONCILIATION OF NET INCOME TO NET CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net Income (loss)	$ (15 709)	$ 29 973
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation	66 844	65 637
Interest & dividends	(10 017)	(26 287)
(Increase) decrease in:		
Commissions receivable	(41 244)	236 396
Income taxes receivable	-0-	9 982
Increase (decrease) in:		
Accounts payable	(43 048)	(145 010)
Accrued expenses	76 610	65 516
Margin account	86 090	-0-
Contingent litigation expense liability	(30 000)	30 000
Contingent arbitration award liability	-0-	60 000
Income taxes payable	(6 653)	5 242
Net cash flow provided by (used in) operating activities	$ 82 873	$ 331 449

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

SUBORDINATED LIABILITIES AT MARCH 31, 1999	$ -0-
Changes during the year ended March 31, 2000	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2000	-0-
Changes during the year ended March 31, 2001	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2001	-0-
Changes during the year ended March 31, 2002	-0-
SUBORDINATED LIABILITIES AT MARCH 31, 2002	$ -0-

The accompanying notes are an integral part of these financial statements.

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on April 17, 1985 as FWG Financial Corp. On July 25, 1985 the name of the Company was changed to Three Thousand Financial Group, Inc. On September 10, 1986 the name of the Company was changed to K. W. Brown & Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. Ameritrade, Inc. provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company has authorized and issued 100 shares of common stock, $5 par value, and is authorized to issue 6,000 shares, $8.50 Class A Preferred stock, $1 par value; and 5,000 shares of 10% Class B Preferred stock, $1000 par value. No preferred shares are outstanding at March 31, 2002 and 2001. There are 100 shares of common stock outstanding at March 31, 2002 and 2001.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. The books are adjusted to trade date basis at year end.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on an accelerated basis over a period generally not to exceed seven years, which approximates the straight-line method. Leasehold improvements are being depreciated over the life of the lease which is 30 months.

NOTE 3 - INVENTORY OF SECURITIES OWNED

The inventory of securities owned as of March 31, 2002 and 2001 is valued at fair market value.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of March 31, 2002 and 2001, the net capital ratio was 2.43:1 and 1.84:1, respectively, and net capital was $139,347 and $138,955, respectively, which exceeded the minimum net capital requirement by $39,347 and $38,955, respectively.

NOTE 5 - LITIGATION

The Company is not presently involved in any litigation against the Company.

In the opinion of management of the Company, based upon knowledge of facts, there is no action that will result in a material adverse effect on the Company's financial position, except as has been provided for these financial statements by a contingent litigation settlement liability of $-0- as of March 31, 2002 and $30,000 as of March 31, 2001.

The Company is presently involved in potentially assertive claims and arbitrations arising out of the normal course of its business over securities transactions, which in the opinion of the Company, based upon knowledge of facts, will not result in a material adverse effect on the Company's financial position, except as has been provided for in these financial statements by a contingent arbitration awards liability of $60,000 as of March 31, 2002 and $60,000 as of March 31, 2001.

NOTE 6 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The amount of rent paid for the years ended March 31, 2002 and 2001 was $3,529 and $124,730 respectively.

The Company has entered into a 5,000 square foot office space lease at approximately $-0- per month expiring December 31, 2003. The lessor and lessee are related parties. The owner of the office building is one of the executive officers of the Company.

The two executive officers of the Company are also the two directors the Company and they are the grantors and trustees of a trust which owns 100% of the outstanding shares of the Company. The beneficiaries of that trust are the children of the two executive officers.

Future lease obligations under these office leases as of March 31, 2002, are as follows:

FOR THE YEAR ENDED	
March 31, 2003	$ -0-
March 31, 2004	-0-
	$ -0-

NOTE 7 - INCOME TAXES

Deferred tax assets and liabilities are to be recognized for the future tax consequence attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss carrybacks.

The income taxes payable are $-0- and $6,653 as of March 31, 2002 and 2001, respectively.

LARRY LEGEL, CPA

Practice Concentrating in
Taxation and Securities

5100 N Federal Highway, #409
Ft. Lauderdale, FL 33308

954-493-8900 Office
954-493-8300 Fax
e:mail: LarryLegel@aol.com

AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17 a-5

Stockholders
K.W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

My examinations were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages twelve through fourteen is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly the information therein in conformity with the rules of the Securities & Exchange Commission.

LARRY LEGEL



Certified Public Accountant

May 28, 2002
Ft. Lauderdale, Florida

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

MARCH 31, 2002 AND 2001

COMPUTATION OF NET CAPITAL

	2002	2001
Total stockholders' equity	$ 282 974	$ 298 683
Deductions and/or charges:		
Nonallowable assets:		
15% haircut	25 166	3 351
Furniture, equipment and leasehold improvements - net book value	97 181	144 362
Commissions receivable over 30 days	10 610	8 015
Income tax receivable	-0-	-0-
Advances	10 670	4 000
Total deductions	143 627	159 728
NET CAPITAL	$ 139 347	$ 138 955

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND EXCESS NET CAPITAL

	2002	2001
BASIC NET CAPITAL REQUIREMENT (greater of a or b)	$ 100 000	$ 100 000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 22 611	$ 17 076
b. Minimum dollar of net capital required	$ 100 000	$ 100 000
EXCESS NET CAPITAL	$ 39 347	$ 38 955

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

	2002	2001
Total aggregate indebtedness	$ 339 163	$ 256 164
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.43:1	1.84:1

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

MARCH 31, 2002 AND 2001

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2002	2001
Net capital per FOCUS II A	$140 019	$291 709
Decrease (Increase) in aggregate indebtedness including commissions and payroll taxes payable discovered during the annual audit	(672)	2 166
Increase (decrease) in cash due to an adjustment and a check voided during the annual audit	-0-	-0-
(Increase) in aggregate indebtedness due to an increase in accounts payable for legal fees discovered during the annual audit	-0-	(42 000)
(Increase) in aggregate indebtedness due to an increase in accounts payable for pension fund contribution discovered during the annual audit	-0-	(28 315)
Decrease in aggregate indebtedness due to a decrease in federal and state income taxes payable resulting from adjustments made during the annual audit	-0-	41 532
(Increase) in aggregate indebtedness due to an increase in contingent arbitration awards expense payable discovered during the annual audit	-0-	(60 000)
(increase) in aggregate indebtedness due to an increase in contingent litigation settlement expense payable discovered during the annual audit	-0-	(30 000)

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

MARCH 31, 2002 AND 2001

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2002	2001
(Decrease) in inventory of mutual funds due to a correction of a computation error which had been made in the accounting for a certain mutual funds sales transaction and discovered during the annual audit	$ -0-	$ (20 813)
(Increase) in aggregate indebtedness due to an increase in accounts payable due to the discovery during the annual audit of a sales cancellation subsequent to year end which required a refund of an insurance commission	-0-	(15 324)
Net capital per audit report	$139 347	$138 955

K. W. BROWN & COMPANY
D/B/A K. W. BROWN INVESTMENTS

REQUIRED SUPPORTING STATEMENTS

MARCH 31, 2002 AND 2001

STATEMENT RE: DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15 (c) 3-3

As of March 31, 2002 and 2001, the Company was exempt from reporting information re: determination of reserve requirement under Rule 15 (c) 3-3 because no customer funds or securities were held.

STATEMENT RE: POSSESSION OR CONTROL OF SECURITIES REQUIREMENTS UNDER RULE 15 (c) 3-3 (k) (2) (B)

As of March 31, 2002 and 2001, the Company was exempt from reporting information re: possession or control of securities pursuant to Rule 15 (c) 3-3, under paragraph (k) (2) (ii), because no securities of customers were held.

STATEMENT RE: CUSTOMERS' FUNDS

As of March 31, 2002 and 2001, the Company was exempt from reporting information re: funds contained in customers' regulated commodity futures accounts and total funds segregated by dealer to meet requirements because no funds of customers were held.

STATEMENT RE: NO MATERIAL INADEQUACIES

As of March 31, 2002 and 2001, no material inadequacies were found to exist.

LARRY LEGEL, CPA

Practice Concentrating in
Taxation and Securities

5100 N Federal Highway, #409
Ft. Lauderdale, FL 33308

954-493-8900 Office
954-493-8300 Fax
e:mail: LarryLegel@aol.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholders
K.W. Brown & Company
D/B/A K. W. Brown Investments
Delray Beach, Florida

I have examined the financial statements of **K.W. Brown & Company D/B/A K. W. Brown Investments** as of and for the year ended March 31, 2002 and have issued my report thereon, dated May 28, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

LARRY LEGEL



Certified Public Accountant

May 28, 2002
Ft. Lauderdale, Florida